FORM OF LETTER TO HOLDERS OF OPTIONS TO PURCHASE SHARES
                          OF THE COMPANY'S COMMON STOCK

                                                                EXHIBIT (a)(1)-I

                                [VTB LETTERHEAD]


                                                                 August 23, 2002

Dear Holders of Options to Purchase Shares of The Vermont Teddy Bear Co., Inc.:

         After evaluating a variety of alternatives to provide value to our shareholders, we have determined that an offer to repurchase a portion of our own shares at this time would be in the best interests of our shareholders. The board of directors has approved an offer to repurchase 3,000,000 shares of common stock, for a per share purchase price of $3.50 per share. A copy of the Offer to Purchase is enclosed.

         The board of directors also has determined that it is in the best interest of the shareholders to permit the holders of stock options issued under our Incentive Stock Option Plan to participate in this tender offer by tendering the shares underlying their options on an "as exercised" basis. The process for tendering these shares is explained in the enclosed Letter of Transmittal, which you will complete, sign and return to us with any options relating to shares you decide to tender.

         As you may know, the trading volume for our stock has been very thin and trading has been sporadic. This offer represents a substantial premium to the trading price of our stock in recent weeks. On August 16, 2002, the closing price for the shares was $2.30 per share. We urge you to obtain current market quotations and to review Section 6 of the Offer to Purchase, which sets forth the price range and trading levels of the shares for the past two years.

         We encourage each shareholder to carefully read the Offer to Purchase and related materials. If you wish to accept the offer, you must send a completed and signed Letter of Transmittal in the form enclosed and your shares to be tendered on an as-converted basis to the company for the offer. The instructions to the Letter of Transmittal tell you how to tender your shares.

         Neither the Company nor our board of directors makes any recommendation whether to tender your shares to us. You should make your decision independently after consulting with your advisors.

         Representatives of the Company may contact you by phone to make sure you have received the offer to purchase and related materials and to answer any questions you may have. If you need information or additional forms, please call Courtney Greisser at the Company, telephone (802) 985-1309, or by e-mail at Courtney@vtbear.com.

         Unless otherwise extended, the offer will expire at 5:00 p.m. Eastern Time on September 27, 2002.

         We again encourage you to read carefully the enclosed materials.

         As always, we appreciate your interest in The Vermont Teddy Bear Co., Inc.

                                             Sincerely,

                                             /s/ Elisabeth B. Robert
                                             -----------------------------------
                                             Elisabeth B. Robert, President and
                                             Chief Executive Officer